SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of July, 2013

ALCOBRA LTD.
(Name of Registrant)

35 Ehad Ha-Am Street, 4th Floor, Tel-Aviv, Israel
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ☐ No ☒

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

ALCOBRA LTD.

6-K ITEM

Attached hereto and incorporated by reference herein is the Registrant's Notice of Meeting, Proxy Statement and Proxy Card for the Annual General Meeting of Shareholders to be held on August 8, 2013 (the “Meeting”).

Only shareholders of record who hold Ordinary Shares, nominal value NIS 0.01, of the Registrant at the close of business on the Nasdaq Capital Market on July 9, 2013 will be entitled to notice of and to vote at the Meeting and any postponements or adjournments thereof.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Alcobra Ltd.
(Registrant)

By:	/s/ Dr. Aharon Schwartz
Dr. Aharon Schwartz
Chairman of the Board of Directors

Date: July 3, 2013

ALCOBRA LTD.

NOTICE OF ANNUAL GENERAL MEETING OF SHAREHOLDERS

Notice is hereby given that an Annual General Meeting of the Shareholders of Alcobra Ltd. (“Company”) will be held on Thursday, August 8, 2013, at 10:00 a.m. (Israel Time), at the offices of the Company's counsel (Zysman, Aharoni, Gayer & Co.) at "Beit Zion", 41-45 Rothschild Blvd., 8th Fl., Tel Aviv 65784, Israel (“Meeting”), for the following purposes:

1.	To present the financial statements of the Company for the fiscal year ended December 31, 2012.
2.	To re-appoint Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2013 and to authorize the Company's Board of Directors to determine its compensation, provided such compensation is also approved by the Audit Committee.
3.	To re-elect Dr. Aharon Schwartz, Dr. Yaron Daniely, Mr. Udi Gilboa, Dr. Dalia Megiddo, Mr. Howard B. Rosen, and Mr. Daniel E. Geffken to serve as directors of the Company until the next annual meeting following one year from their election, or until they cease to serve in their office in accordance with the provisions of the Company's Articles of Association or any law, whichever is the earlier.
4.	To elect Mr. Ori Mor to serve as an external director of the Company for a three-year term and to approve his remuneration terms in connection with his office as an external director.
5.	To elect Dr. Hadas Gelander to serve as an external director of the Company for a three-year term and to approve her remuneration terms in connection with her office as an external director.
6.	To approve the remuneration terms of Mr. Daniel E. Geffken in connection with his office as a director.
7.	To approve the remuneration terms of Mr. Howard B. Rosen in connection with his office as a director as a director.
8.	To approve an increase to the coverage amount of the directors' and officers' insurance policy of the Company.
9.	To approve an increase to the IPO bonus of Dr. Yaron Daniely, the Company's Chief Executive Officer.
10.	To approve an IPO bonus to Mr. Udi Gilboa, the Company's Chief Financial Officer.

Record Date and Right to Vote

Subject to the provisions of Israeli law and the Company's Articles of Association (“Articles”), only shareholders of record as of the close of trading on the Nasdaq Capital Market on July 9, 2013 (“Record Date”) are entitled to attend and vote at the Meeting and any adjournments or postponements thereof. You are also entitled to notice of the Meeting and to vote at the Meeting if you held ordinary shares of the Company par value NIS 0.01 per share (“Ordinary Shares”) through a bank, broker or other nominee which was one of the Company’s shareholders of record at the close of business on the Record Date.

A shareholder whose Ordinary Shares are registered in his, her, or its favor with a member of a stock exchange and are included in the Ordinary Shares which are registered in the register of shareholders of the Company under the name of such member of a stock exchange, shall be required to prove ownership of such Ordinary Shares as of the Record Date by providing the Company, before the time appointed for holding the Meeting, with proof of ownership, issued by a member of a stock exchange, or a copy of the shareholder's Identification Card, passport, or Incorporation Certificate, if such shareholder is registered in the register of shareholders of the Company.

Legal Quorum

Under the Articles, no business may be transacted at any shareholders meeting unless a quorum is present when the meeting begins.  The quorum required for a meeting is the presence, in person or by proxy or by a voting deed, of at least two shareholders, holding in the aggregate at least one third of the issued and outstanding Ordinary Shares as of the Record Date (“Quorum”).  If within an hour from the time appointed for holding a meeting a Quorum is not present, the meeting shall be dissolved and it shall stand adjourned to the same day in the next week (or the business day following such day, if such day is not a business day) at the same time and place and two shareholders then present at such adjourned meeting, in person or by proxy or by a voting deed, shall constitute a Quorum.

Abstentions and Broker Non-Votes (as defined below) are counted in determining if a Quorum is present.

Under applicable regulations, a "Broker Non-Vote" occurs, with respect to an item on the agenda, when a broker identified as the record holder of shares is not permitted by applicable rules to vote on such item without instruction from the beneficial owner of the shares, and no such instruction has been received. We believe that items number 3,4,5,6,7,8,9 and 10 on the agenda of the Meeting are "non-routine", such that a broker may not vote with respect to such proposals if the beneficial shareholder does not instruct the broker how to vote with respect to such proposal. Nevertheless, we believe that items number 1 and 2 are "routine", and therefore, a broker may vote with respect to such proposal even if the beneficial shareholder does not instruct the broker how to vote with respect to such proposal.

Proxy

You can vote your shares by attending the Meeting or by completing and signing a proxy card. Attached is the proxy card for the Meeting that is being solicited by our Board of Directors. If you are voting by proxy, please follow the instructions on the proxy card. We encourage all shareholders to vote by proxy, even if attending the Meeting.

We are mailing copies of this invitation and the proxy card to our shareholders of record as of the Record Date, and we will solicit proxies primarily by mail and e-mail. The original solicitation of proxies by mail and e-mail may be further supplemented by solicitation by telephone, mail, e-mail and other means by certain of our officers, directors and employees (who will not receive additional compensation for these services). We will bear the cost of external solicitors and of the solicitation of the proxy cards, including postage, printing and handling, and will reimburse the reasonable expenses of brokerage firms and others for forwarding material to beneficial owners of our Ordinary Shares.

We will not be able to count a proxy card unless we receive it, accompanied by a copy of (a) the shareholder's Identification Card, passport, or Incorporation Certificate (if applicable), with respect to a shareholder who is registered in the register of shareholders of the Company, and (b) with proof of ownership, as specified above, with respect to a shareholder whose shares are registered under the name of a member of a stock exchange. We will not be able to count a proxy card unless we receive it at our principal executive offices at 35 Ehad Ha-Am Street, 4th Floor, Tel-Aviv, Israel, or at our transfer agent, Continental Stock Transfer & Trust, at 17 Battery Place, New York, NY 10004 in the enclosed envelope, by Monday, August 5, 2013 at 10:00 am Israel time, which is Monday, August 5, 2013 at 3:00 am Eastern standard time.

If you sign and return the enclosed proxy card, your shares will be voted in favor of all of the proposed resolutions, whether or not you specifically indicate a “FOR” vote, unless you specifically abstain or vote against a specific resolution. On all matters considered at the Meeting, abstentions and broker non-votes (to the extent applicable) will be treated as neither a vote “FOR” nor “AGAINST” the matter, although they will be counted in determining if a Quorum is present.

By order of the Board of Directors,
/s/ Dr. Aharon Schwartz

Dr. Aharon Schwartz
Chairman of the Board of Directors

July 3, 2013

ALCOBRA LTD.

TEL-AVIV, ISRAEL

_____________________

PROXY STATEMENT

_____________________

ANNUAL GENERAL MEETING OF SHAREHOLDERS

This Proxy Statement is furnished to the holders of ordinary shares, NIS 0.01 nominal value per share (“Ordinary Shares”), of Alcobra Ltd. (“Company”) in connection with the solicitation by the Board of Directors of proxies for use at the Annual General Meeting of Shareholders, or at any adjournment thereof, pursuant to the accompanying Notice of Annual General Meeting of Shareholders. The meeting will be held on Thursday, August 8, 2013, at 10:00 a.m. (Israel Time), at the offices of the Company's counsel (Zysman, Aharoni, Gayer & Co.) at "Beit Zion", 41-45 Rothschild Blvd., 8th Fl., Tel Aviv 65784, Israel (“Meeting”).

SOLICITATION OF PROXIES

The agenda for the Meeting is as follows:

1.	To present the financial statements of the Company for the fiscal year ended December 31, 2012.
2.	To re-appoint Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2013 and to authorize the Company's Board of Directors to determine its compensation, provided such compensation is also approved by the Audit Committee.
3.	To re-elect Dr. Aharon Schwartz, Dr.Yaron Daniely, Mr. Udi Gilboa, Dr. Dalia Megiddo, Mr. Howard B. Rosen, and Mr. Daniel E. Geffken to serve as directors of the Company until the next annual meeting following one year from their election, or until they cease to serve in their office in accordance with the provisions of the Company's Articles of Association or any law, whichever is the earlier.
4.	To elect Mr. Ori Mor to serve as an external director of the Company for a three-year term and to approve his remuneration terms in connection with his office as an external director.
5.	To elect Dr. Hadas Gelander to serve as an external director of the Company for a three-year term and to approve her remuneration terms in connection with her office as an external director.
6.	To approve the remuneration terms of Mr. Daniel E. Geffken in connection with his office as a director.
7.	To approve the remuneration terms of Mr. Howard B. Rosen in connection with his office as a director as a director.

8.	To approve an increase to the coverage amount of the directors' and officers' insurance policy of the Company.
9.	To approve an increase to the IPO bonus of Dr. Yaron Daniely, the Company's Chief Executive Officer.
10.	To approve an IPO bonus to Mr. Udi Gilboa, the Company's Chief Financial Officer.

ITEM 1 – PRESENTATION OF 2012 FINANCIAL STATEMENTS

The Company’s financial information for the year ended December 31, 2012 is available on the Company’s website at the following address: http://www.alcobra-pharma.com/secfiling.cfm?filingID=1144204-13-31138&CIK=1566049. The contents of the Company’s website are not part of this proxy. At the Meeting, the Company will review the audited consolidated financial statements for the year ended December 31, 2012 and will answer appropriate questions relating thereto

No vote will be required regarding this item.

ITEM 2 – RE-APPOINTMENT OF THE COMPANY'S INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Company's Audit Committee and Board of Directors recommend that the Company’s shareholders re-appoint Kost, Forer, Gabbay & Kasierer, a member of Ernst & Young Global, as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2013, and authorize the Company's Board of Directors to determine its compensation, provided such compensation is also approved by the Audit Committee. Kost, Forer, Gabbay & Kasierer has no relationship with the Company or with any affiliate of the Company, except as auditors.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to re-appoint Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the Company's independent registered public accounting firm for the fiscal year ending December 31, 2013 and to authorize the Company's Board of Directors to determine its compensation, provided such compensation is also approved by the Audit Committee.”

The affirmative vote of a majority of the shares voting on the matter is required to approve such resolution.

The Company‘s Board of Directors unanimously recommends that you vote “FOR” the proposal included in this Item.

ITEM 3 – ELECTION OF DIRECTORS

The Company’s Articles of Association provide that other than external directors (who shall be elected and serve in office in strict accordance with the provisions of the Israeli Companies Law of 1999), the directors in the Company shall be elected at an Annual Meeting and shall serve in their office until the next Annual Meeting following one year from their election, or until they cease to serve in their office in accordance with the provisions of the Articles of Association or any law, whichever is the earlier.

As required by the Israeli Companies Law of 1999, all director candidates have declared in writing that they possess the requisite skills and expertise, as well as sufficient time, to perform their duties as a director of the Company.

Biographical information about each of the candidates is provided below.

Dr. Aharon Schwartz joined the Board as Chairman in January 2013. He retired from Teva Pharmaceutical Industries Ltd where he served in a number of positions from 1957 through 2011, the most recent being Vice President, Head of Teva Innovative Ventures from 2008. He is also a member of the board of directors of Clal Biotechnology Industries Ltd. and the chairman of the board of directors of BioLineRx Ltd., BioCancell Therapeutics Inc., and several other biotechnology companies. He also serves as the chairman of Yissum Research Development Company of the Hebrew University of Jerusalem. Dr. Schwartz received his Ph.D. in organic chemistry from the Weizmann Institute, his M.Sc. in organic chemistry from the Technion Institute of Technology and a B.Sc. in chemistry and physics from the Hebrew University of Jerusalem.

Dr. Yaron Daniely became the Company’s President and Chief Executive Officer and a Director in March 2010. Immediately prior to joining us and since 2007, Dr. Daniely was the President and Chief Executive Officer of NanoCyte, Inc., a company that develops transdermal delivery technologies based in Caesarea, Israel. Before NanoCyte and from 2004, Dr. Daniely was a/the General Manager of Gamida Cell—Teva Joint Venture Ltd., a joint venture company that acquired an exclusive license to develop and commercialize a Phase III-stage cell therapy product for treatment of Leukemia and Lymphoma based in Jerusalem, Israel. From 2003-2007, Dr. Daniely also served as the Vice President of Business Development of Gamida Cell Ltd., and engaged in several licensing and financial transactions for the Company. Dr. Daniely holds a B.Sc. degree in Biological Sciences from Florida International University, and holds a Ph.D. from the Sackler Institute of Graduate Biomedical Sciences at the New York University School of Medicine. Following his doctoral program, Dr. Daniely served as an NIH Visiting Fellow in its Cell Biology section and a Postdoctoral Fellow in the Department of Molecular Cell Biology at The Weizmann Institute for Science in Israel. Subsequently, he received an Executive M.B.A. from the Technion, Israel Institute of Technology.

Udi Gilboa co-founded the Company in February 2008 and became a director at that time. He has served as our Chief Financial Officer and Chief Accounting Officer since inception. Mr. Gilboa is the founder and managing partner of Top-Notch Capital, a prominent Israeli life sciences investment bank. He is also the founder of a number of medical device and pharmaceutical companies. Mr. Gilboa holds a Bachelor’s degree and M.B.A. from Tel Aviv University. Mr. Gilboa serves as a director of Insuline Medical Ltd. and served, until 2010, as a director and chairman of the board of directors of Topspin Medical Inc., two public companies whose shares are listed for trading on the Tel Aviv Stock Exchange. In addition, he is a director of the following private companies: Bioblast Ltd., Samson Neurosciences Ltd., and Endospan Ltd.

Dr. Dalia Megiddo co-founded the Company in February 2008 and became a director at that time. She is an entrepreneur and a medical doctor in family medicine. Since 2000, Dr. Megiddo has been a manager of InnoMed Ventures, an Israeli venture capital fund focused on life sciences. From 2006 to 2010, she was also a manager of 7 Health Ventures, an Israeli venture capital fund. Dr. Megiddo is also the founder of a number of life science companies. Dr. Megiddo received her M.D. degree from Hebrew University Hadassah Medical School and also holds an M.B.A. from the Kellogg-Recanati School of Business. She is a director of Bioblast Ltd. and has served as a director of Tulip Medical Ltd., Chiasma Inc., and Angioscore Inc.

Howard B. Rosen has served as a director for the Company since the public offering in May 2013 and has served as a consultant to several companies in the biotechnology industry since 2008. He has also served as a lecturer at Stanford University in Chemical Engineering since 2008 and in Management since 2011. Mr. Rosen served as interim President and Chief Executive Officer of Pearl Therapeutics, Inc., a company focused on developing combination therapies for the treatment of highly prevalent chronic respiratory diseases, from June 2010 to March 2011. From 2004 to 2008, Mr. Rosen was Vice President of Commercial Strategy at Gilead Sciences, Inc., a biopharmaceutical company. Mr. Rosen was President of ALZA Corporation, a pharmaceutical and medical systems company that merged with Johnson & Johnson, a global healthcare company, in 2001, and from 2003 until 2004. Prior to that, from 1994 until 2003, Mr. Rosen held various positions at ALZA Corporation. Mr. Rosen is also a member of the board of directors of AcelRx Therapeutics, Inc. (Nasdaq: ACRX), a company developing products for pain relief, and a number of private biotechnology companies as follows: PavVax, Inc., NTF Therapeutics, Inc., Pearl Therapeutics, Inc., Entrega, Inc. and ALDEA Pharmaceuticals. Previously, Mr. Rosen served on the board of directors of other public companies, such as Pharsight Corporation, a company focused on providing software products and consulting services to biopharmaceutical companies that was acquired by Tripos International in 2008, and CoTherix, Inc., a biopharmaceutical company that was acquired by Actelion Pharmaceuticals Ltd. in 2007. Mr. Rosen holds a B.S. in Chemical Engineering from Stanford University, an M.S. in Chemical Engineering from the Massachusetts Institute of Technology and an M.B.A. from the Stanford Graduate School of Business.

Daniel E. Geffken has served as a director and as a member of both the Audit and Compensation committees for the Company since the public offering in May 2013. Since October 2011, Mr. Geffken has been Managing Director of Danforth Advisors, LLC, a management consulting firm that provides financial and strategic support to emerging life science companies.  Mr. Geffken has also been the chief financial officer or chief operating officer of eight companies, four of which were U.S. public reporting companies and six of which were life science companies.  He has a B.S. in Economics from The Wharton School, University of Pennsylvania, and a M.B.A. from Harvard Business School.

It is therefore proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to re-elect Dr. Aharon Schwartz, Dr. Yaron Daniely, Mr. Udi Gilboa, Dr. Dalia Megiddo, Mr. Howard B. Rosen, and Mr. Daniel E. Geffken to serve as directors of the Company until the next annual meeting following one year from their election, or until they cease to serve in their office in accordance with the provisions of the Company's Articles of Association or any law, whichever is the earlier”

The affirmative vote of a majority of the shares voting on the matter is required to approve such resolution where the election of each director shall be voted separately.

The Company‘s Board of Directors unanimously recommends that you vote “FOR” the proposal included in this Item.

ITEM 4 – ELECTION OF MR. ORI MOR TO SERVE AS EXTERNAL DIRECTOR

Companies incorporated under the laws of Israel whose shares have been offered to the public inside or outside of Israel are required under the Israeli Companies Law of 1999 ("Israeli Companies Law") to elect at least two external directors within three months from the date the company becomes a public company. The Company’s Board of Directors recommends electing Mr. Ori Mor to serve as an external director on the Board of Directors of the Company.

Subject to the election of Mr. Mor as an external director, Mr. Mor shall be entitled to an annual cash compensation of $30,000 per year, payable quarterly at the end of each quarter, for participating (in person or otherwise) in meetings of the Board of Directors and its committees, where travel to and from these meetings will be reimbursed separately.

The Company has received a statement from Mr. Mor, in which he declares that he meets all of the requirements applicable to external directors as set forth in the Israeli Companies Law. Furthermore, Mr. Mor meets the requirement of the Israeli Companies Law of an external director who qualifies as an “accounting and financial expert”. Biographical information about Mr. Mor is provided below.

The Company is not aware of any reason why Mr. Mor, if elected as an external director, would be unable to serve as such. The Company does not have any understanding or agreement with respect to the future election of Mr. Mor.

The following biographical information is provided with respect to Mr. Mor and is based upon information furnished to the Company by Mr. Mor.

Mr. Ori Mor currently serves as the CFO of Medical Compression Systems Ltd. (TASE: MDCL), a leader in innovative, non-invasive solutions for the prevention of venous thromboembolism (VTE). Mr. Mor also serves as an Independent Director on the Boards of Birman Wood & Hardware Ltd. (TASE: BIRM), Excellence Nessuah Gemel & Pension Ltd., and Mordechai Aviv Taasiot Beniy Ltd. (TASE: AVIV). Mr. Mor previously served as CIO at Halman Aldubi and FIBI Provident Fund and has worked as a macro analyst at Bank Leumi Group and Mizrahi Bank. He holds an M.A. in Economics from Ben Gurion University

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to elect Mr. Ori Mor as an external director on the Board of Directors of the Company for a three-year term and to provide remuneration for his services as described above.”

The affirmative vote of a majority of the shares voting on the matter is required to approve this resolution, providing either (i) included in such majority is at least a majority of the shares held by non-controlling shareholders who do not otherwise have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding for such purpose any abstentions; or (ii) the total number of shares held by non-controlling disinterested shareholders specified in clause (i) who voted against the election does not exceed two percent (2%) of the voting rights in the Company.1

The Company‘s Board of Directors unanimously recommends that you vote “FOR” the proposal included in this Item.

ITEM 5 – ELECTION OF DR. HADAS GELANDER TO SERVE AS EXTERNAL DIRECTOR

As stated above, companies incorporated under the laws of Israel whose shares have been offered to the public inside or outside of Israel are required under the Israeli Companies Law to elect at least two external directors. The Company’s Board of Directors recommends electing Dr. Hadas Gelander to serve as an external director on the Board of Directors of the Company.

Subject to the election of Dr. Gelander as an external director, Dr. Gelander shall be entitled to an annual cash compensation of $30,000 per year, payable quarterly at the end of each quarter, for participating (in person or otherwise) in meetings of the Board of Directors and its committees, where travel to and from these meetings will be reimbursed separately.

The Company has received a statement from Dr. Gelander, in which she declares that she meets all of the requirements applicable to external director, as set forth in the Israeli Companies Law. Furthermore, Dr. Gelander meets the requirement of the Israeli Companies Law of an external director who possesses “professional qualifications”. Biographical information about Dr. Hadas Gelander is provided below.

1 In connection with your vote, you are asked to indicate on the enclosed proxy card whether you are a controlling shareholder or have a personal interest in the election of the external director and additional resolutions above (excluding a personal interest that is not related to a relationship with a controlling shareholder). Under the Israeli Companies Law, in general, a person will be deemed to be a controlling shareholder if the person has the power to direct the activities of the company, other than by reason of being a director or other office holder of the company, and you are deemed to have a personal interest if any member of your immediate family or their spouse has a personal interest in the adoption of the proposal. In addition, you are deemed to have a personal interest if a company, other than Alcobra Ltd. that is affiliated with you has a personal interest in the adoption of the proposal. Such company is a company in which you or a member of your immediate family serves as a director or chief executive officer, has the right to appoint a director or the chief executive officer, or owns 5% or more of the outstanding shares. However, you are not deemed to have a personal interest in the adoption of the proposal if your interest in such proposal arises solely from your ownership of the Company’s shares, or to a matter that is not related to a relationship with a controlling shareholder.

The Company is not aware of any reason why Dr. Gelander, if elected as an external director, would be unable to serve as such. The Company does not have any understanding or agreement with respect to the future election of Dr. Gelander.

The following biographical information is provided with respect to Dr. Gelander and is based upon the information furnished to the Company by Dr. Gelander.

Dr. Hadas Gelander currently serves as the Head of the Accounting Department at the College of Management, Academic Studies, School of Business Administration where she is also a professor. Dr. Gelander serves as an Independent Director on the Boards of EZ Energy (TASE: EZ), Eldav (TASE: ELDAV), Gindi Investments, and Leumi Partners underwriters, arm of Leumi partners (merchant and investment banking arm of Leumi, and Direct Capital). She is a member of the Council Committee for Interest Rate Organization as an accounting specialist. Dr. Gelander has earned her CPA, and since 2000 has served on the Israeli Council of Public Accountants (CPA) where she is the Coordinator of Examinations of the Israeli CPA. Dr. Gelander earned her Ph.D. Summa Cum Laude from Ben Gurion University, an MBA in Accounting and Finance from the Hebrew University of Jerusalem, and a Bachelor of Business degree from the College of Management Academic Studies.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to elect Dr. Hadas Gelander as an external director on the Board of Directors of the Company for a three-year term and to provide remuneration for her services based on the description above.”

The affirmative vote of a majority of the shares voting on the matter is required to approve this resolution, providing either (i) included in such majority is at least a majority of the shares held by non-controlling shareholders who do not otherwise have a personal interest in the election of the external director (other than a personal interest not deriving from a relationship with a controlling shareholder) that are voted at the meeting, excluding for such purpose any abstentions; or (ii) the total number of shares held by non-controlling disinterested shareholders specified in clause (i) who voted against the election does not exceed two percent (2%) of the voting rights in the Company.2

The Company‘s Board of Directors unanimously recommends that you vote “FOR” the proposal included in this Item

2 See footnote 1 above.

ITEM6 – APPROVAL OF REMUNERATION FOR SERVICES OF MR. DANIEL E. GEFFKEN AS DIRECTOR

Under the Israeli Companies Law, remuneration of directors should be generally approved by the Company's shareholders. Following the appointment of Mr. Geffken as a director, the Company wishes to pay Mr. Geffken an annual cash compensation of $30,000 per year, payable quarterly at the end of each quarter commencing his first date in office (May 21, 2013), for participating (in person or otherwise) in meetings of the Board of Directors and its committees, where travel to and from these meetings will be reimbursed separately. In addition, the Company wishes to grant Mr. Geffken 12,000 options to purchase the same number of Ordinary Shares of the Company at an exercise price equal to the last known closing price of the Ordinary Share of the Company on the Nasdaq Capital Market immediately prior to shareholder approval. These options shall vest during a three-year term, provided that Mr. Geffken acts as a director, where 1/3 of the options shall vest at the end of a one-year term from the commencement date of his first appointment and the balance shall vest during an additional two year period during which 1/12 of the options shall vest every quarter. All other terms of the options shall be subject to the terms of the Company's 2010 incentive option plan.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the remuneration terms of Mr. Daniel E. Geffken in connection with his office as a director based on the description above.”

The affirmative vote of a majority of the shares voting on the matter is required to approve this resolution, providing either (i) included in such majority is at least a majority of the shares of shareholders who are non-controlling shareholders and do not have a personal interest in the said resolution (excluding for such purpose any abstentions disinterested majority); or (ii) the total number of shares of shareholders specified in clause (i) who voted against this resolution does not exceed two percent (2%) of the voting rights in the Company.3

The Company‘s Board of Directors unanimously recommends that you vote “FOR” the proposal included in this Item

ITEM 7 – APPROVAL OF REMUNERATION FOR SERVICES OF MR. HOWARD B. ROSEN AS DIRECTOR

Under the Israeli Companies Law, remuneration of directors should generally be approved by the Company's shareholders. Following the appointment of Mr. Rosen as a director, the Company wishes to pay Mr. Rosen an annual cash compensation of $30,000 per year, payable quarterly at the end of each quarter commencing his first date in office (May 28, 2013), for participating (in person or otherwise) in meetings of the Board of Directors and its committees, where travel to and from these meetings will be reimbursed separately. In addition, the Company wishes to grant Mr. Rosen 12,000 options to purchase the same number of Ordinary Shares of the Company at an exercise price equal to the last known closing price of the Ordinary Share of the Company on the Nasdaq Capital Market immediately prior to shareholder approval. These options shall vest during a three-year term, provided that Mr. Rosen acts as a director, where 1/3 of the options shall vest at the end of a one-year term from the commencement date of his first appointment and the balance shall vest during an additional two year period during which 1/12 of the options shall vest every quarter. All other terms of the options shall be subject to the terms of the Company's 2010 incentive option plan.

3 See footnote 1 above.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the remuneration terms of Mr. Howard B. Rosen in connection with his office as a director based on the description above.”

The affirmative vote of a majority of the shares voting on the matter is required to approve this resolution, providing either (i) included in such majority is at least a majority of the shares of shareholders who are non-controlling shareholders and do not have a personal interest in the said resolution (excluding for such purpose any abstentions disinterested majority); or (ii) the total number of shares of shareholders specified in clause (i) who voted against this resolution does not exceed two percent (2%) of the voting rights in the Company.4

The Company‘s Board of Directors unanimously recommends that you vote “FOR” the proposal included in this Item

ITEM 8 – TO APPROVE AN INCREASE TO THE DIRECTORS' AND OFFICERS' INSURANCE POLICY COVERAGE

The Israeli Companies Law requires shareholder approval for the purchase of liability insurance for directors and the chief executive officer.

The purchase of such insurance is standard practice for the Company and for other public companies, and the Company believes that the purchase of such insurance is critical to maintaining and attracting quality directors and officers.

In accordance with the Israeli Companies Law, such proposed liability insurance for directors and officers will not provide coverage for: (i) violations of a director’s or officer's fiduciary duty toward the company if the director or officer did not act in good faith and with a reasonable basis to assume that his or her actions would not harm the company; (ii) breaches of the duty of care, if committed intentionally or recklessly; (iii) liability for acts committed with the intent to derive an illegal personal gain; or (iv) monetary fines or penalties.

Currently, the Company has directors' and officers' liability insurance, for the benefit of the directors and officers, with a maximum coverage of up to a total of $5 million per claim and in the aggregate.

In view of the risks associated with the Company’s business and the market capitalization of the Company, the Compensation Committee and the Audit Committee approved and recommended, and the Board of Directors approved and further recommends, that the shareholders approve the increase to the maximum coverage amount of the directors' and officers' liability insurance for directors and officers currently in office and any other directors and executive officers, serving from time to time at the Company, for such amount as the Board of Directors shall deem fit, up to $20 million per claim and in the aggregate, until the later of 2016 annual meeting and August 15, 2016, provided that the annual premium shall not exceed $200,000.

4 See footnote 1 above.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the purchase of liability insurance for directors and officers of the Company, as may be appointed from time to time, based on the description above.”

The affirmative vote of a majority of the shares voting on the matter is required to approve this resolution, providing either (i) included in such majority is at least a majority of the shares of shareholders who are non-controlling shareholders and do not have a personal interest in the said resolution (excluding for such purpose any abstentions disinterested majority); or (ii) the total number of shares of shareholders specified in clause (i) who voted against this resolution does not exceed two percent (2%) of the voting rights in the Company.5

The Company’s Board of Directors unanimously recommends that you vote “FOR” the proposal included in this Item.

ITEM 9 – APPROVAL OF INCREASE IN IPO BONUS TO DR. YARON DANIELY

As disclosed in the Company’s prospectus dated May 21, 2013, the Company entered into an employment agreement with its Chief Executive Officer, Dr. Yaron Daniely, which was amended several times, with the latest amendment approved by our shareholders on January 2, 2013. Under the terms of his amended employment agreement, upon successful completion of the public offering covered by the prospectus, Dr. Daniely is entitled, among other things, to a special bonus of $75,000.

After reviewing Dr. Daniely's efforts during the offering and his major contribution, the Compensation Committee has recommended and approved, and the Board of Directors has further approved and recommends, that shareholders approve an increase of $125,000 to such special bonus resulting in a bonus in an aggregate amount of $200,000.

In making its recommendation, the Compensation Committee considered various factors, including (a) Dr. Daniely's education, skills, expertise, professional experience, and achievements; (b) Dr. Daniely's position, responsibilities, and previous compensation arrangements; and (c) the ratio between Dr. Daniely's office and employment terms and the salary of other Company employees and contractors, in particular the ratio between the average salary and the median salary of such employees and the effect of such differences on work relations within the Company.

The Compensation Committee further reviewed comparable industry data, data of peer companies in the industry, the responsibilities and duties performed by Dr. Daniely, the equity and compensation for comparably situated chief executive officers, and the estimation of Dr. Daniely's expected contributions to the future growth and success of the Company.

5 See footnote 1 above.

Our Board of Directors subsequently approved the terms of the said bonus increase upon the terms recommended by the Compensation Committee and further recommends that the shareholders approve such terms of employment.

It is proposed that the following resolution be adopted at the Meeting:

“RESOLVED, to approve the increase to the IPO bonus to Dr. Yaron Daniely by $125,000 (to a total of $200,000) based on the description above.”

The affirmative vote of a majority of the shares voting on the matter is required to approve this resolution, providing either (i) included in such majority is at least a majority of the shares of shareholders who are non-controlling shareholders and do not have a personal interest in the said resolution (excluding for such purpose any abstentions disinterested majority); or (ii) the total number of shares of shareholders specified in clause (i) who voted against this resolution does not exceed two percent (2%) of the voting rights in the Company.6

The Company’s Board of Directors unanimously recommends that you vote “FOR” the proposal included in this Item.

ITEM 10 – APPROVAL OF IPO BONUS TO MR. UDI GILBOA

As disclosed in the Company’s prospectus dated May 21, 2013, Udi Gilboa, who is the Company’s co-founder, has served as Chief Financial Officer since the Company’s inception.

After reviewing Mr. Gilboa's efforts during the public offering and his major contribution, and due to the fact that Mr. Gilboa is not entitled to any special benefit for these efforts and contribution, the Compensation Committee has recommended and approved, and the and Board of Directors has further approved and recommends, that shareholders approve a special offering bonus to Mr. Gilboa in the amount of $50,000.

In making its recommendation, the Compensation Committee considered various factors, including (a) Mr. Gilboa's education, skills, expertise, professional experience, and achievements; (b) Mr. Gilboa's position, responsibilities, and previous compensation arrangements; and (c) the ratio between Mr. Gilboa's office and employment terms and the salary of other Company employees and contractors, in particular the ratio between the average salary and the median salary of such employees and the effect of such differences on work relations within the Company. The Compensation Committee further reviewed comparable industry data, data of peer companies in the industry, the responsibilities and duties performed by Mr. Gilboa, the equity and compensation for comparably situated chief financial officers, and the estimation of Mr. Gilboa's expected contributions to the future growth and success of the Company.

Our Board of Directors subsequently approved the terms of said bonus upon the terms recommended by the Compensation Committee and further recommends that the shareholders approve such terms of employment.

It is proposed that the following resolution be adopted at the Meeting:

6 See footnote 1 above.

“RESOLVED, to approve the grant of an IPO bonus to Mr. Udi Gilboa in the amount of $50,000 based on the description above.”

The affirmative vote of a majority of the shares voting on the matter is required to approve this resolution, providing either (i) included in such majority is at least a majority of the shares of shareholders who are non-controlling shareholders and do not have a personal interest in the said resolution (excluding for such purpose any abstentions disinterested majority); or (ii) the total number of shares of shareholders specified in clause (i) who voted against this resolution does not exceed two percent (2%) of the voting rights in the Company.7

The Company’s Board of Directors unanimously recommends that you vote “FOR” the proposal included in this Item.

7 See footnote 1 above.

ALCOBRA LTD.

PROXY

THIS PROXY IS SOLICITED ON BEHALF OF THE BOARD OF DIRECTORS.

The undersigned hereby appoints Dr. Aharon Schwartz, Chairman of the Board, Dr. Yaron Daniely, Chief Executive Officer, and Mr. Udi Gilboa, Chief Financial Officer and each of them, agents and proxies of the undersigned, with full power of substitution to each of them, to represent and to vote on behalf of the undersigned all the Ordinary Shares of Alcobra Ltd.  (the “Company”) which the undersigned is entitled to vote at the 2013 Annual General Meeting of Shareholders (the “Annual Meeting”) to be held at the offices of the Company's counsels (Zysman, Aharoni, Gayer & Co.) at "Beit Zion", 41-45 Rothschild Blvd., 8th Fl., Tel Aviv, Israel, on Thursday, August 8, 2013, at 10:00 a.m. (Israel time), and at any adjournments or postponements thereof, upon the following matters, which are more fully described in the Notice of Annual General Meeting of Shareholders and Proxy Statement relating to the Annual Meeting.

This Proxy, when properly executed, will be voted in the manner directed herein by the undersigned. If no direction is made with respect to any matter, this Proxy will be voted FOR such matter.  Any and all proxies heretofore given by the undersigned are hereby revoked.

(Continued and to be signed on the reverse side)

ANNUAL GENERAL MEETING OF SHREHOLDERS OF

ALCOBRA LTD.

AUGUST 8, 2013

PLEASE SIGN, DATE AND RETURN PROMPTLY IN THE ENCLOSED ENVELOPE. PLEASE MARK YOUR VOTE IN BLUE OR BLACK INK AS SHOWN HERE ☒

1.	To approve the re-appointment of Kost, Forer, Gabbay & Kasierer (a member of Ernst & Young Global) as the Company’s independent registered public accounting firm for the fiscal year ending December 31, 2013; and to authorize the Company's Board of Directors to determine its compensation, provided such compensation is also approved by the Audit Committee.

☐	FOR	☐	AGAINST	☐	ABSTAIN

2.	To re-elect six (6) members to the Board of Directors to act as directors of the Company until the next annual meeting following one year from their election, or until they cease to serve in their office in accordance with the provisions of the Company's Articles of Association or any law, whichever is the earlier.

a.	To elect Dr. Aharon Schwartz to serve as a director.

☐	FOR	☐	AGAINST	☐	ABSTAIN

b.	To elect Dr. Yaron Daniely to serve as a director.

☐	FOR	☐	AGAINST	☐	ABSTAIN

c.	To elect Mr. Udi Gilboa to serve as a director.

☐	FOR	☐	AGAINST	☐	ABSTAIN

d.	To elect Dr. Dalia Meggido to serve as a director.

☐	FOR	☐	AGAINST	☐	ABSTAIN

e.	To elect Mr. Howard B. Rosen to serve as a director.

☐	FOR	☐	AGAINST	☐	ABSTAIN

f.	To elect Mr. Daniel E. Geffken to serve as a director.

☐	FOR	☐	AGAINST	☐	ABSTAIN

3. To elect Mr. Ori Mor to serve as an external director and approve his remuneration terms.

☐	FOR	☐	AGAINST	☐	ABSTAIN

4. To elect Dr. Halas Glander to serve as an external director and approve her remuneration terms.

☐	FOR	☐	AGAINST	☐	ABSTAIN

5. To approve the remuneration terms of Mr. Daniel E. Geffken subject to his election as director.

☐	FOR	☐	AGAINST	☐	ABSTAIN

6. To approve the remuneration terms of Mr. Howard B. Rosen subject to his election as director.

☐	FOR	☐	AGAINST	☐	ABSTAIN

7. To approve an increase to the directors’ and officers’ insurance policy coverage and an extended coverage term.

☐	FOR	☐	AGAINST	☐	ABSTAIN

8. To approve an increase to the IPO bonus of Dr. Yaron Daniely.

☐	FOR	☐	AGAINST	☐	ABSTAIN

9. To approve an award of an IPO bonus to Mr. Udi Gilboa.

☐	FOR	☐	AGAINST	☐	ABSTAIN

Please indicate by check mark if the following is applicable to you with respect to proposed resolution(s) 3, 4, 5, 6, 7, 8 and/or 9:

[ ]	I have a “personal interest”, as such term is defined in the Israeli Companies Law, in proposed resolution(s) ______ ______________.

[ ]	I am a “controlling shareholder”, as such term is defined in the Israeli Companies Law (and as stated in footnote 1 in the proxy statement), in proposed resolution(s) ________________.

In their discretion, the proxies are authorized to vote upon such other matters as may properly come before the Annual Meeting or any adjournment or postponement thereof.

_______________________	________________2013	_______________________	________________2013
SIGNATURE	DATE	SIGNATURE	DATE

Please sign exactly as your name appears on this Proxy. When shares are held jointly, each holder should sign. When signing as executor, administrator, trustee or guardian, please give full title as such. If the signed is a corporation, please sign full corporate name by duly authorized officer, giving full title as such. If signer is a partnership, please sign in partnership name by authorized person.